UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934



Date of Report (Date of earliest event reported): August 31, 2012

United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1tem 7.01. Regulation FD Disclosure.

The management of United Fire Group, Inc. will participate in the Keefe, Bruyette & Woods 2012 Insurance Conference on September 6, 2012. Randy A. Ramlo, president and chief executive officer, Michael T. Wilkins, executive vice president, and Dianne M. Lyons, vice president and chief financial officer, will present on September 6 from 11:05 to 11:50 a.m. ET. A live webcast of the presentation will be available on the Investor Relations section of United Fire Group's website at www.unitedfiregroup.com.

Exhibit 99.1 attached to this Form 8-K is a copy of the press release announcing management's presentation at the Keefe, Bruyette & Woods 2012 Insurance Conference along with instructions for accessing the live webcast of management's presentation.

Item 8.01. Other Events.

The management of United Fire Group, Inc. will participate in the Keefe, Bruyette & Woods 2012 Insurance Conference on September 6, 2012. Randy A. Ramlo, president and chief executive officer, Michael T. Wilkins, executive vice president, and Dianne M. Lyons, vice president and chief financial officer, will present on September 6 from 11:05 to 11:50 a.m. ET. A live webcast of the presentation will be available on the Investor Relations section of United Fire's website at www.unitedfiregroup.com.

Exhibit 99.1 attached to this Form 8-K is a copy of the press release announcing management's presentation at the Keefe, Bruyette & Woods 2012 Insurance Conference along with instructions for accessing the live webcast of management's presentation.

Item 9.01. Financial Statements and Exhibits.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Press Release of United Fire Group, Inc. dated August 31, 2012 announcing United Fire Group's participation in the Keefe, Bruyette & Woods 2012 Insurance Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FIRE & CASUALTY COMPANY

Date: August 31, 2012

By: /s/ Randy A. Ramlo

Name: Randy A. Ramlo
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release of United Fire Group, Inc. dated August 31, 2012 announcing United Fire Group's participation in the Keefe, Bruyette & Woods 2012 Insurance Conference

EXHIBIT 99.1



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. to Present at the KBW 2012 Insurance Conference

CEDAR RAPIDS, IOWA-August 31, 2012- **United Fire Group, Inc.** (NASDAQ: UFCS) today announced that the Company will participate in the Keefe, Bruyette & Woods 2012 Insurance Conference. Randy A. Ramlo, president and chief executive officer, Michael T. Wilkins, executive vice president, and Dianne M. Lyons, vice president and chief financial officer, will present at the conference on September 6 from 11:05 to 11:50 a.m. ET.

A live webcast of the presentation will be available on the Investor Relations page of the Company's website at www.unitedfiregroup.com. Slides used during the presentation will be available the morning of September 6, 2012, on the Presentations page of the website. Those who would like to listen to the presentation should go to the Investor Relations website 15 minutes prior to the start of the presentation to register, download, and install any necessary audio software.

A replay of the webcast will be available on the Company's Investor Relations website for 90 days, starting the day following the conclusion of the meeting.

About United Fire Group, Inc.

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $375.8 million for the six-month period ended June 30, 2012, and our market capitalization was $542.5 million at June 30, 2012.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by more than 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com.

The United Fire Group, Inc. Logo is available at:
http://www.globenewswire.com/newsroom/prs/?pkgid=11691

CONTACT: Randy A. Ramlo, President/CEO or
              Dianne M. Lyons, Vice President/CFO, 319-399-5700